UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
EXFO Inc. /
EXFO inc.
(Name of Issuer)

Subordinate Voting Shares, no par value
Multiple Voting Shares
(Title of Class of Securities)
302043 10 4
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 Rule 13d-1(b)     __
 Rule 13d-1(c)     __
 Rule 13d-1(d)    X
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  302043 10 4          13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	Germain Lamonde (personally and through G. Lamonde Investissements Financiers Inc. and 9356-8988 Québec Inc.)

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	31,643,000 Multiple Voting Shares 3,672,474 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	31,643,000 Multiple Voting Shares 3,672,474 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	31,643,000
	Subordinate Voting Shares	3,672,474

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
31,643,000	Multiple Voting Shares	100.00	57.22	93.04
3,672,474	Subordinate Voting Shares	15.52	6.64	1.08

12.	Type of Reporting Person	IN

CUSIP NO.  302043 10 4          13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	G. Lamonde Investissements Financiers Inc.

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	29,743,000 Multiple Voting Shares 3,191,666 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	29,743,000 Multiple Voting Shares 3,191,666 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	29,743,000
	Subordinate Voting Shares	3,191,666

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
29,743,000 3,191,666	G. Lamonde Investissements Financiers Inc. G. Lamonde Investissements Financiers Inc.	94.00 13.49	53.78 5.77	87.45 0.94

12.	Type of Reporting Person	CO

CUSIP NO.  302043 10 4          13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	9356-8988 Québec Inc.

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	1,900,000 Multiple Voting Shares 316,247 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	1,900,000 Multiple Voting Shares 316,247 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	1,900,000
	Subordinate Voting Shares	316,247

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
1,900,000 316,247	9356-8988 Québec Inc. 9356-8988 Québec Inc.	6.00 1.34	3.44 0.57	5.59 0.09

12.	Type of Reporting Person	CO

CUSIP NO.  302043 10 4          13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	Germain Lamonde

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	164,561 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	164,561 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	Ø
	Subordinate Voting Shares	164,561

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
164,561	Germain Lamonde	0.69	0.30	0.05

12.	Type of Reporting Person	IN

ITEM 1(a).	NAME OF ISSUER The name of the issuer is EXFO Inc./EXFO inc. (“EXFO”).
ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES EXFO’s principal executive offices are located at 400 Godin Avenue, Quebec, Quebec G1M 2K2, Canada.
ITEM 2(a).
NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

(i) Germain Lamonde ("Mr. Lamonde");
(ii) G. Lamonde Investissements Financiers Inc. (“GLIF”) and
(iii) 9356-8988 Québec Inc.;

ITEM 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Germain Lamonde: 3044 Henri-Bernatchez, St-Augustin-de-Desmaures, Quebec, Canada, G3A 2Y1.

(iv) GILF and 9356-8988 Québec Inc..: c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec G1M 2K2, Canada.

ITEM 2(c).
CITIZENSHIP:

Mr. Lamonde: a Canadian citizen.

GLIF: a corporation existing pursuant to the Business Corporations Act of Québec, Canada.

9356-8988 Québec Inc.: a corporation existing pursuant to the Business Corporations Act of Québec, Canada.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Multiple Voting Shares Subordinate Voting Shares, no par value
ITEM 2(e).	CUSIP NUMBER: 302043 10 4

ITEM 3.	Not applicable.
ITEM 4.
OWNERSHIP

As of December 31, 2018, Mr. Lamonde beneficially owned an aggregate of 31,643,000 Multiple Voting Shares and 3,672,474 Subordinate Voting Shares, which represent approximately 94.12% of the voting power in EXFO and 63.86% of the issued and outstanding shares of EXFO, being 31,643,000 Multiple Voting Shares and 23,659,043 Subordinate Voting Shares. As of December 31, 2018, Mr. Lamonde had the sole power to vote or direct the vote of 31,643,000 Multiple Voting Shares and 3,672,474 Subordinate Voting Shares and the sole power to dispose or to direct the disposition of 31,643,000 Multiple Voting Shares and 3,672,474 Subordinate Voting Shares. Of the 31,643,000 Multiple Voting Shares beneficially owned by Mr. Lamonde, 29,743,000 Multiple Voting Shares were held of record by GLIF and 1,900,000 Multiple Voting Shares were held of record by 9356-8988 Québec Inc. Of the 3,672,474 Subordinate Voting Shares beneficially owned by Mr. Lamonde, 3,191,666 Subordinate Voting Shares were held of record by GLIF, 316,247 Subordinate Voting Shares were held of record by 9356-8988 Québec Inc. and 164,561 Subordinate Voting Shares were held of record by Mr. Lamonde. GLIF and 9356-8988 Québec Inc. are controlled by Mr. Lamonde.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.
ITEM 10.	CERTIFICATION Not applicable.

SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2019
/s/ Germain Lamonde Germain Lamonde
9356-8988 QUÉBEC INC. By /s/ Germain Lamonde Name : Germain Lamonde Title : President	G. LAMONDE INVESTISSEMENTS FINANCIERS INC. By /s/ Germain Lamonde Name : Germain Lamonde Title : President